                                                                Exhibit (a)(1)G.


                                NOTICE TO HOLDERS
                                       OF
                           AMERICAN DEPOSITARY SHARES
                                       OF

                       COMPANIA ANONIMA NACIONAL TELEFONOS
                              DE VENEZUELA (CANTV)

       AES Comunicaciones de Venezuela, C. A. ("AES Comunicaciones"), a company jointly owned by The AES Corporation and Corporacin EDC, C. A., is offering to purchase 28,566,944 American Depositary Shares, or ADSs, of CANTV for $24.00 per ADS in cash (each ADS representing 7 Class D shares of CANTV). Additionally, AES Comunicaciones is offering to purchase in Venezuela 199,968,608 CANTV shares for $3.4285714 per share in cash, payable in U. S. dollars or in Venezuelan Bolivars to tendering holders of CANTV shares that elect to be paid in Bolivars.

       On August 28, 2001, the day before the offers were announced, the closing price for CANTV's ADSs was $19.81 per ADS. The $24.00 which AES Comunicaciones is offering per ADS represents a 21.2% premium over this pre-announcement closing price of $19.81.

       The purpose of the offers is to enable AES Comunicaciones and its affiliates to acquire control of CANTV. The offers are conditioned on, among other things, that the ADSs and shares tendered, not withdrawn and to be purchased pursuant to the offers, together with the shares held directly or indirectly by The AES Corporation, represent at least a majority of the outstanding capital stock of CANTV.

                     YOU MUST VOTE AGAINST CANTV'S PROPOSED
                   REPURCHASE PLAN FOR THE OFFERS TO PROCEED!

       Seeking to block our offers, on only days' notice, CANTV has called a special meeting of shareholders to consider, among other things, a share repurchase program. CANTV has provided no details about the terms of the proposed share repurchase program. We believe that the lack of information with respect to the matters to be voted on is a manipulative tactic of CANTV's management and CANTV's controlling shareholder, Verizon, to discourage shareholder participation in the vote.

       We believe CANTV's share repurchase proposal is intended to consolidate control of CANTV in the hands of Verizon and its affiliates in a transaction financed with your money. We believe CANTV's management and Verizon are hoping you will not participate in the vote, thereby assuring that control of the company is consolidated with Verizon.

                             YOUR VOTE IS CRITICAL!

       We will be urging shareholders to vote AGAINST CANTV's repurchase proposal. You should know that your failure to vote may have the same effect as a vote in favor of CANTV's proposal.

       The Bank of New York, as depositary for the ADSs, has established October 22 as the deadline for receipt of voting instructions from holders of ADSs. Adoption of the CANTV share repurchase proposal will require an affirmative vote by holders of only a majority of the shares present at the special meeting on October 24. Verizon controls approximately 37% of the outstanding CANTV shares, either directly or through VenWorld Telecom, C. A., an entity which Verizon controls. We believe that Verizon intends to vote or cause the vote of these shares in favor of whatever repurchase proposal is put forward by CANTV. If you want the AES offers to proceed, your participation in the vote at the special shareholders' meeting and vote AGAINST adoption of the CANTV proposal will be critical.

       In the near future we will be sending you a form of voting instruction for submitting your vote. If you have any questions, please call D. F. King & Co., Inc., which is assisting AES Comunicaciones, toll-free at (800) 549-6746. Outside the U. S., call collect on +1 (212) 269-5550.

                                          AES COMUNICACIONES DE VENEZUELA, C. A.